UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2, 2003

Commonwealth Bank of Australia-ACN 123 123 124

(Translation of registrant’s name into English)

Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934.  Yes  ☒  No☐

Documents Furnished By the Registrant

1. Press Release of the Registrant dated September 1, 2003

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Commonwealth Bank of Australia

Date: September 2, 2003	/s/ John Damien Hatton
	Name:	John Damien Hatton

	Title:	Company Secretary

Commonwealth Bank of Australia
ACN 123 123 124

Secretariat

GPO Box 2719
Sydney NSW 1155

1 September 2003

Commonwealth Bank of Australia
Announcement

In the announcement of the Bank’s annual results on 20 August 2003, it was stated that the Bank would provide further details about the implementation plan for the Bank’s transformation program within the ensuing six weeks. Pending this further announcement, the Bank has decided to issue new shares to satisfy its obligations to shareholders who participate in the Bank’s Dividend Reinvestment Plan (DRP) rather than to arrange for the acquisition of shares on-market for transfer to DRP participants as was stated in the profit announcement. Under the rules of the Bank’s DRP, the Bank has the option of choosing either method to fulfil its DRP obligations. If the Bank were to have proceeded with the arrangements for an on-market acquisition, it would have been necessary for the acquisition to take place in the ten trading day period commencing today. An issue of shares is not impacted by the timing constraint prior to the announcement concerning the Bank’s transformation program.

For further information:

Carolyn Kerr
Executive General Manager, Investor Relations
Tel: 02 9378 5130